Exhibit 99.2

August 19, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation

for its Q2 2015 Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for August 19, 2015 at 17:00 (Israel time), following the publication of the Company’s financial reports as of June 30, 2015 (the “Financial Reports”).

Pages 4, 5, 6, 10, and 11 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 12 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Gazit-Globe - Conference Call Presentation | Q2 2015 Financial Results August 19, 2015 URBANIZATION, QUALITY, GROWTH

Disclaimer
This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues.
Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items.
Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources.  All statements other than statements of historical facts are forward-
looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could",
"estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.
Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends.  Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.  Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct.  Forward-looking statements are based on current expectations and are not guarantees of future performance.
Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration
Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S.
Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors.”
All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements.  Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.
The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

3 Roni Soffer President

(
2%)
FFO Per Share
FFO
NIS millions
NIS
Based on Q2 2014 FX rates,
FFO increased by 9%
8%
Based on Q2 2014 FX rates, FFO
per share increased by 8%
NOI
Rental Income
NIS millions
NIS millions
Operational Parameters
25%
28%
Q2 2014
Q2 2015
Average currencies
against NIS
Q2 2014
Q2 2015
Average currencies
against NIS
11.8%
(10.0%)
(1.6%)
Based on Q2 2014 FX rates,
Q2 2015 rental revenues
increased by 27%
Based on Q2 2014 FX
rates, Q2 2015 NOI
increased by 28%
23%
27%
(
1%)
9%
(20.2%)
0.92
0.91
163
162
832
1,043
1,226
1,514

(*)  Excluding foreign exchange fluctuation.
Resilient Assets with Stable Occupancy
H1 2015 Same Property NOI Growth (*)
Strong
Tenant
Mix
Supermarkets
and necessity-
driven retailers
Organic Growth
Regional Breakdown
Regional Breakdown
Total
95.4%
95.4%
Total
Q2/2014
Q2/2015
3.3%
6.5%
1.6%
-11.9%
USA
Canada
North Europe
Central and
Eastern
Europe
94.3%
95.5%
95.7%
97.0%
95.4%
94.7%
96.0%
96.8%
USA
Canada
North Europe
Central and
Eastern Europe
-0.1%
Total

NIS million
4-6/2015
1-6/2015
New properties acquisition
1,274
1,618
Development & redevelopment
268
785
Total
1,542
2,403
Disposals
and recycle of capital
-
386
Total Investments based on full consolidation
External Growth
1-6 2015 Investment
1-6/2015 Disposals
4-6 2015 Investment
26%
40%
8%
3%
23%
Canada
Europe
USA
Israel
Brazil
11%
46%
13%
30%
22%
55%
5%
2%
16%

Gil Kotler Senior Executive VP & Chief Financial Officer

3 months ended June 30
(in NIS million except per share data)
2015
2014
Change %
Property rental income
1,514
1,226
2
3%
NOI
1,043
832
2
5%
NOI margin
6
8.9%
6
7.9%
-
FFO
162
163
)
1%
(
FFO per share (NIS)
0.91
0.92
)
2%
(
The number of shares used in calculating the diluted FFO per share (mm)
178.5
176.0
1%
Cash flow from operating activities
322
270
-
Fair value gain on investment property
373
241
-
Net income attributable to equity holders of the company
130
146
-
Diluted net income per share attributable to equity holders of the Company (NIS)
0.70
0.80
-
Financial Results for Q2
2015

6 months ended June 30
(in NIS million except per share data)
2015
2014
Change %
Property rental income
3,041
2,453
24%
NOI
2,071
1,649
26%
NOI margin
6
7.2%
6
8.1%
-
FFO
323
313
3%
FFO per share (NIS)
1.81
1.78
1%
The number of shares used in calculating the diluted FFO per share (mm)
178.5
176.0
1%
Cash flow from operating activities
497
457
-
Fair value gain on investment property
480
266
-
Net income attributable to equity holders of the company
506
303
-
Diluted net income per share attributable to equity holders of the Company (NIS)
2.81
1.70
-
Financial Results for H1 2015

Liquidity
Leverage
Access to Capital Markets
Bonds
NIS Billions  -
H1/2015
NIS 2.9 bn at
the company
and its private
subsidiaries
Liquidity and Financial Strength
NIS Billions
Unencumbered Pool of Assets
NIS Billions
Other
consolidated
Subsidiaries
(2.9%)
74.8% of
investment
property
10.6
10.9
Equity
53.4%
50.5%
June 30, 2014
June 30, 2015
3.1
2.9
7.8
7.7
June 30, 2014
June 30, 2015
0.8
2.4
51.8
June 30, 2015

11 Change in fair value (pre-tax, Consolidated) 3 months ended June 30 2015 2014 320 109 198 139 (135) 7 (9) (10) (1) (4) 373 241 - (88) Fair Value of Investment Property (NIS million)

As of June 30
As of December 31
(in NIS million except per share data)
2015
2014
2014
Total Assets
78,093
68,307
69,984
Investment Properties & Development
69,014
56,107
59,334
Interest Bearing Liabilities
40,578
37,673
36,359
Total Equity
28,891
23,049
25,870
Shareholder’s Equity
7,454
7,687
8,023
Shareholder’s Equity Per Share
41.8
43.7
45.0
EPRA NAV per share
56.9
56.6
60.2
Net Debt to Total Assets
50.5%
53.4%
51.0%
Average nominal interest rate for the period
4.2%
4.6%
4.8%
Balance Sheet Highlights

779
1,397
1,531
1,195
1,003
901
999
1,116
2,051
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025 and
After
Well Staggered Debt Maturities
(
*
)
NIS Millions
(*) “Expanded Stand Alone Basis”, As of June 30, 2015
Debt Breakdown
Debenture Maturity Schedule
NIS
15.1bn
81%
14%
5%
Debentures
Revolving lines of credit
Mortgages

14
Long-Term Value Creation
Consistent & Growing Dividends for 16 Years
A quarterly
cash
dividend
of
NIS
0.46
per
share
will
be
paid
on
October
14,
2015
to shareholders of record as of September 30, 2015
CAGR 10.2%
0.39
0.47
0.57
0.64
0.71
0.76
0.89
1.00
1.08
1.24
1.42
1.48
1.56
1.60
1.72
1.80
1.84
0.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40
1.60
1.80
2.00
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015 E

15 For more information: +972 3 694 8000 E-mail: IR@gazitgroup.com GOOD THINGS HAPPEN GOOD THINGS HAPPEN WHEN YOU OWN WHEN YOU OWN GOOD REAL ESTATE GOOD REAL ESTATE